State Bancorp, Inc.
699 Hillside Avenue
New Hyde Park, New York 11040

July 2, 2007

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:  Mr. William Friar

Re:           State Bancorp, Inc.
Registration Statement on Form S-3 (Registration No. 333-141722)
Request for Acceleration of Effectiveness

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, State Bancorp, Inc. (the “Company”) hereby respectfully requests that the effectiveness of the above-captioned Registration Statement on Form S-3, as amended by pre-effective Amendment No. 2 (the “Filing”), be accelerated to 12:00 p.m., or as soon thereafter as practicable, on Monday, July 2, 2007.

The cooperation of the staff is meeting this timetable is very much appreciated.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Filing; and

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions should be addressed to Robert C. Azarow, Esq. of Thacher Proffitt & Wood LLP, telephone (212) 912-7815.

Very truly yours, STATE BANCORP INC.

By:	/s/ Thomas M. O’Brien
Thomas M. O’Brien
President and Chief Executive Officer